July 19, 2010

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2010

File No. 001-8529

Dear Mr. O’Brien:

We are in receipt of your comment letter dated June 29, 2010 and respond below to the comments as requested.

Form 10-K for Fiscal Year Ended March 31, 2010

Note 7. Long-Term Debt, page 93

5.6% Senior Notes from Equity Units, page 94

Comment 1:

Please clarify for us all of the substantive business purposes considered in structuring this transaction. If the terms are intended to simulate convertible debt, it is unclear why the convertible debt transaction was not actuated.

Response:

As a result of market conditions and other circumstances at the time, Legg Mason issued Equity Units to raise capital in May 2008.  The proceeds were to be used for general corporate purposes, including the repayment of outstanding debt and support of proprietary liquidity funds.  At the time, our issuance of bifurcated mandatory convertible securities in the form of Equity Units provided the most advantageous form of financing for Legg Mason, Inc.  The substantive business purposes considered that the Equity Units achieved high equity credit with rating agencies and provided both favorable tax and accounting aspects.  For tax purposes, the Equity Units are treated as 13-year debt with an imputed rate of approximately 7.0 % that yields deductions exceeding amounts at the 5.6% stated rate based on an approximate 3-year life.  For accounting purposes, the Equity Unit purchase contracts and notes are considered two separate and distinct instruments where the purchase contracts are treated as equity and the notes are recorded as debt at their face value.  Under the treasury stock method of accounting for common stock equivalents, the equity forward component of our Equity Units provides only marginal EPS dilution until exercised.  Further, the remarketing feature of our Equity Units provided for potential additional future funding for other strategic initiatives. Collectively, these aspects of our Equity Units were more favorable than a traditional convertible debt issuance.

Subsequent to the Equity Unit issuance, Legg Mason’s balance sheet strengthened significantly, largely attributable to the elimination of support to certain proprietary liquidity funds and the realization of certain loss related tax benefits.  As a result, Legg Mason was able to make a tender offer and retire a substantial portion of the Equity Units through the combination of cash and the issuance of Legg Mason shares in September 2009 to further strengthen our balance sheet by reducing debt.  Based on market conditions, where our stock price was generally trading at less than one-half the conversion price at which investors would benefit, it was highly unlikely that without a tender offer, holders of the 5.6% Senior Notes from our Equity Units would otherwise be motivated to early settle their purchase contracts.  Further, the 5.6% Senior Notes are not callable by Legg Mason until June 2013.  Accordingly, Legg Mason made the tender offer to retire a substantial portion of the outstanding Equity Units.  The tender offer and retirement did not compromise our treatment of the Equity Unit notes and purchase contracts as two separate and distinct instruments with separate accounting.

Note 19. Business Segment Information, page 113

Comment 2:

We note your change in public reporting structure for fiscal year 2010. In this regard, you disclose that you "operate in one reportable segment: Asset Management" and you "operate through two operating segments: Americas and International".  Please tell us how you considered the provisions of ASC 280-10-50-1 through ASC 280-10-50-9 and ASC 280-10-50-10 and ASC 280-10-50-11 in identifying your operating segments and your reporting segments. In order for us to complete our review, please give us copies of each financial report that the CODM(s) reviewed during fiscal 2009 and fiscal 2010. Multiple dated versions of the same report may be excluded if 2009 and 2010 year-to-date versions are available. Under Exchange Act Rule 12b-4, you may request that these reports be returned to you upon completion of our review.

Response:

Legg Mason’s Chief Operating Decision Maker (CODM) is Mark Fetting, Chairman, President and Chief Executive Officer, who is the ultimate decision maker within Legg Mason.  Executive management that reports to Mr. Fetting assists with managing the business at the operating segment level, but he is the final decision maker on matters regarding the assessment of operating performance and the allocation of resources. (ASC 280-10-50-5)

The primary financial reporting package relied upon by our CODM is the monthly Executive Management Reporting Package (Executive MRP) (See Executive MRP for the year ended March 31, 2010 - Attachment 1).  The Executive MRP includes operating results on the following basis: Consolidated, Americas and International.  Our monthly Executive MRP also includes “assets under management” (AUM) by business unit / subsidiary and consolidated margin analyses with period-to-period fluctuations by business unit / subsidiary, neither of which constitutes discrete financial information at a level below our Americas and International divisions.  In the past year, analyses of consolidated operating expenses to segregate controllable and non-controllable expenses have been added to the Executive MRP. (ASC 280-10-50-1)

Legg Mason’s Americas and International divisions consist of business units that are comprised of acquired subsidiaries, most of which operate under revenue sharing arrangements. Revenue sharing arrangements provide that a specified percentage of revenue generated is required to be distributed as a cash dividend to the parent entity with remaining amounts available to pay all operating expenses (principally salaries and incentives) at the discretion of the subsidiary’s management team.  Revenue sharing percentages are a function of the respective acquisition costs and operating economics of each subsidiary and provide a reasonably consistent return to the consolidated firm.  Our CODM or other operating segment executive management do not regularly review or receive discrete financial information for each business unit and are only consistently provided operating results on an aggregated basis (Consolidated, Americas and International).  The business is managed at the Americas and International level.  Seed capital investment decisions (for start-up funds) are made on a macro basis without consideration of advisor specifics and executive incentives are based on consolidated results, both of which are consistent with our assertions relating to segment reporting.  Based on these circumstances, our divisions, Americas and International, are our operating segments. (ASC 280-10-50-2 to 9)

In evaluating whether the firm’s operating segments have similar economic characteristics for aggregation of our operating segments, we principally consider how they respond to changes in risk factors, interdependencies and longer-term operating results.  Our Americas and International operating segments continue to respond similarly to market conditions, interest rates and regulatory factors.

Pre-tax margin is normally a good indicator of economic similarity.  The following table compares the pre-tax margins of the Americas and International divisions:

	Americas	International
Fiscal ’10	18.6%	18.8%
Fiscal ’09	21.2%	20.7%

Despite some differences in the margins of the two operating segments, absent changes in the current mix of revenue share arrangements, the trend in respective indicators of performance for the Americas and International operating segments is expected to be similar in the future and both operating segments will respond to changes in operating and competitive risks similarly.

Below is our analysis of each of the other aggregation criteria in the accounting guidance:

•

The nature of the products and services - Americas and International businesses have the same ultimate products and services: investment advisory services and distribution.

•

The nature of the production processes - Americas and International businesses are the same; investors commit funds for investment in separate accounts or funds based on specified investment objectives, portfolio managers analyze and select investments to meet such objectives.

•

The type or class of customer for products and services – Americas and International both have similar types and classes of customers (retail, institutional and high net worth).  Any distinctions are a matter of packaging, much like consumable products that may be packaged under varying labels without a difference in the related business basics.

•

The methods used to distribute their products or provide their services - methods used to distribute our asset management products and services are the same or are similar.  Americas and International each achieve distribution either through direct relationships with clients or external distribution arrangements with sales entities such as broker-dealers or consultants.

•

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities - managers in each division are generally subject to specific regulation which is relatively similar regardless of whether they operate in Americas and International businesses. (ASC 280-10-50-11)

In summary, we have one reportable business segment, Asset Management.  The Asset Management reportable segment includes advisory and related distribution services and corporate support functions.  Our Americas and International operating segments are aggregated for business segment reporting because they have similar economic characteristics and are similar in each of the following areas: 1) nature of products and services, 2) nature of the production processes, 3) type or class of customer for products and services, 4) methods used to distribute their products and services, and 5) nature of the regulatory environment.  (ASC 280-10-50-4 and 10)

As a result of changes in Legg Mason’s executive management team during fiscal 2009, the management structure described above became fully effective March 31, 2009.  Prior to this time, Legg Mason’s business was managed and evaluated under segment reporting accounting guidance as more fully described in our responses to your letter dated March 5, 2009, comments 4 and 5.  In response to your current request, see the Executive MRP for the year ended March 31, 2009 under our new management structure - Attachment 2.  In contrast, we have also provided a copy of the February 28, 2009 Executive MRP - Attachment 3, that provides fiscal year-to-date information under our former management structure in effect at that time.

Attachments 1, 2 and 3 are provided under separate cover with our request for confidential treatment and that they be returned to us upon completion of your review pursuant to Exchange Act Rule 12b-4.

May 10, 2010 Form 8-K

Comment 3:

Given that the title "cash income, as adjusted" can easily be interpreted as a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing "cash income, as adjusted" as a performance measure. Also, the use of the word "cash" in the measure's title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. If you maintain that "cash income, as adjusted" is indeed not a liquidity measure, then please prospectively change the title of this measure to delete the word "cash."  Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts, and to delete the "cash income" per share data. See the corresponding guidance in C&DI sections 102.05-.07 available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response:

We appreciate your concern that the use of the word “cash” may infer a liquidity measure.  However, our use of “cash income, as adjusted”, as disclosed in our filing, is fully in the context of a performance measure.  “Cash income, as adjusted,” only considers adjustments for certain items that relate to operating performance and comparability. “Cash income, as adjusted,” does not adjust for other non-cash items, such as depreciation, stock-based compensation, other deferred taxes and standard accruals, and it is not easily reconcilable to any GAAP financial measure included in the Statements of Cash Flows. The fact that this measure is much more readily reconcilable to GAAP net income than to any GAAP cash flow measure further substantiates it as a performance measure.   It is not intended as a liquidity measure and we believe it is not readily mistaken as a liquidity measure.  Our experience with analysts and investors over the past four years that we have disclosed this measure is that they well appreciate “cash income” disclosures as performance measures.  We are also concerned that if we remove the word “cash,” it may imply that, like some other registrants, we make additional adjustments to GAAP net income for other unusual and non-recurring items.

We observe that use of the word “cash” in conjunction with performance measures is common.  We are aware that at least two of our asset management peers and many other registrants both within and outside of the financial services industry are using the word “cash” in the name of their performance measures.  We can enhance our performance measure disclosure to further emphasize that it is not a liquidity measure as noted above, but we have concern that if we delete the word “cash” while other registrants continue this practice, it may create further confusion among the investor community.

For these reasons, we respectfully request that you reconsider the request to delete the word “cash” from the name of our performance measure.

In connection with our response to your comment letter, we acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (212-805-2112).

Sincerely,

/s/ Terrence J. Murphy

Terrence J. Murphy

Chief Financial Officer

Attachments (provided under separate cover with our request for confidential treatment and return to us upon completion of your review pursuant to Exchange Act Rule 12b-4)

1 – Executive MRP for March 31, 2010

2 - Executive MRP for March 31, 2009

3 – Executive MRP for February 28, 2009

cc:

Melissa N. Rocha and Al Pavot, U.S. Securities and Exchange Commission, Division of Corporation Finance